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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PSi Technologies Holdings, Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
74438Q109
(CUSIP Number)
March 1, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74438Q109	Page	2	of	8

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	NJI No. 2 Investment Fund (in members' voluntary liquidation)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		00

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		00

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	74438Q109	Page	3	of	8

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	JAFCO Investment (Asia Pacific) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	5	SOLE VOTING POWER:

NUMBER OF		00

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		00

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

ITEM 1(A)	NAME OF ISSUER:

PSi Technologies Holdings, Inc.

ITEM 1(B)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Electronics Avenue, FTI Complex, Taguig, Metro Manila 1604, Philippines

ITEM 2(A)	NAME OF PERSON FILING:

NJI No. 2 Investment Fund (in members’ voluntary liquidation)

ITEM 2(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o Jafco Investment (Asia Pacific) Ltd 6 Battery Road #42-01 Singapore 049909

ITEM 2(C)	CITIZENSHIP:

Cayman Islands

ITEM 2(D)	TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2(E)	CUSIP NUMBER:

74438Q109

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

N/A

ITEM 4	OWNERSHIP:

This is NJI No. 2 Investment Fund’s (In Members Voluntary Liquidation) (“NJI”) and JAFCO Investment (Asia Pacific) Ltd.’s (“JAFCO”) final amendment to the Schedule 13G and is an exit filing. On March 1, 2007, NJI sold all of the outstanding shares in its wholly owned subsidiary, Greathill Pte. Ltd., which held all of the shares of the PSi Technologies Holdings, Inc. that were the subject of the filing on this Schedule 13G, to Primasia ant Bridge No.1 Greater China Secondary Fund, L.P. Accordingly, as of March 1, 2007, NJI and JAFCO no longer beneficially own any shares of PSi Technologies Holdings, Inc. (“Shares”). The number of Shares held by each of NJI and JAFCO, therefore, constitute 0% of the total number of Shares outstanding as of March 1, 2007. Further, in light of the sale by NJI of all such outstanding shares of Greathill Pte. Ltd., Greathill Pte. Ltd. is no longer part of the group that is making this filing of Amendment No. 3 to Schedule 13G. The liquidators of NJI are Hiroshi Yamada, Chew Cheng Keat, and Vincent Chan Chun Hung, who are directors of, and sit on the investment committee of, JAFCO.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

See Item 4 above.

ITEM 10	CERTIFICATION

N/A

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NJI NO. 2 INVESTMENT FUND (in members’ voluntary liquidation) Date: March 8, 2007
Signature:	/s/ Chew Cheng Keat

Name/Title: Chew Cheng Keat/Joint Liquidator, acting as agent and without personal liability

JAFCO Investment (Asia Pacific) Ltd. (Co. Reg. No. 199001150W) Date: March 8, 2007
Signature:	/s/ Chew Cheng Keat

Name/Title: Chew Cheng Keat/Director

JOINT FILING AGREEMENT
     We, the signatories of the Amendment No. 3 to the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

NJI NO. 2 INVESTMENT FUND (in members’ voluntary liquidation) Date: March 8, 2007
Signature:	/s/ Chew Cheng Keat

Name/Title: Chew Cheng Keat/Joint Liquidator, acting as agent and without personal liability

JAFCO Investment (Asia Pacific) Ltd. (Co. Reg. No. 199001150W) Date: March 8, 2007
Signature:	/s/ Chew Cheng Keat

Name/Title: Chew Cheng Keat/Director